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                                                                 EXHIBIT (A)(12)

GRUMMAN CORPORATION
BETHPAGE, NEW YORK 11714-3580

                     GRUMMAN APPROVES NORTHROP TENDER OFFER

BETHPAGE, New York, April 4, 1994 -- Grumman Corporation's board of directors unanimously approved a tender offer from Northrop Corporation of $62 a share for Grumman common stock, and recommended that shareholders tender their shares.

     The Northrop tender offer is an increase from its $60 a share offer made on March 10. This followed a March 7 tender offer from Martin Marietta Corporation for $55 a share. The Martin Marietta offer had been approved by Grumman's board on March 6, before the Northrop offer was received. However, Martin Marietta did not increase its offer on March 31, when Grumman had asked the two companies to submit their final bids.

     Renso L. Caporali, Grumman chairman, said, "An increase of $7 a share over the original offer is an excellent deal for our shareholders, and we're pleased to have four weeks of uncertainty behind us. Northrop's determination showed how highly they regard Grumman's people, technologies and programs. I'm sure there will be a smooth transition from the Grumman Corporation to the Northrop Grumman Corporation.

     "We continue to believe that consolidation is the only sensible answer to the overcapacity in our industry, and the combined strengths of our two companies will make Northrop Grumman a formidable competitor," Caporali added.